UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONNECTURE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

20786J106

(CUSIP Number)

Chrysalis Partners II, LLC

Attention: David A. Jones, Jr.

101 South Fifth Street

Suite 1650

Louisville, KY 40202

(502) 657-1279

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	13D/A	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chrysalis Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 20786J106	13D/A	Page 3 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chrysalis Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20786J106	13D/A	Page 4 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David A. Jones, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20786J106	13D/A	Page 5 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralston W. Steenrod
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 20786J106	13D/A	Page 6 of 7

EXPLANATORY STATEMENT.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of Connecture, Inc., a Delaware corporation (the “Company” or the “Issuer”) and is being filed on behalf of the following persons: Chrysalis Ventures II, L.P., a Delaware limited partnership (“CV II”), Chrysalis Partners II, LLC, a Delaware limited liability company (“CP II”), which is the general partner of CV II, David A. Jones, Jr. (“Jones”), and Ralston W. Steenrod (“Steenrod”). CV II, CP II, Jones, and Steenrod are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 2 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on March 20, 2017 (the “Initial Schedule 13D”), as amended by Amendment No.1 filed with the Securities and Exchange Commission on January 8, 2018 (“Amendment No. 1” and, together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”).

ITEM 4.	PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On April 25, 2018, FP Healthcare Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and an indirect subsidiary of FP Healthcare Holdings, Inc., a Delaware corporation (“Parent”), completed its merger (the “Merger”) with and into the Company, pursuant to the terms of the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Company was the surviving corporation in the Merger and, as a result, is now a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the Effective Time, other than shares held by FP IV and FP IV-A (together, the “FP Investors”) and Chrysalis Ventures II, L.P. and certain of their affiliates (collectively, the “Rollover Investors”), was canceled and ceased to exist and was automatically converted into the right to receive cash in an amount equal to $0.35, without interest (the “Per Share Price”). The Rollover Investors have contributed the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock held by the Rollover Investors (the “Rollover Shares”) to Parent pursuant to a Rollover Agreement that the Rollover Investors entered into on January 4, 2018 (the “Rollover Agreement”). At the Effective Time, each of the Rollover Shares were canceled and ceased to exist and no consideration was paid in respect of such Rollover Shares.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

Based on the information set forth in the Merger Agreement, there were 23,216,019 shares of the Common Stock issued and outstanding as of January 4, 2018.

(a) and (b) As of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c) The response set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement and the Rollover Agreement. Except as described herein, none of the Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Company’s Common Stock during the last 60 days from the date hereof.

(d) Not applicable.

(e) April 25, 2018.

CUSIP No. 20786J106	13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2018

CHRYSALIS VENTURES II, L.P.

By:	Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
Name:	David A. Jones, Jr.
Title:	Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
Name:	David A. Jones, Jr.
Title:	Authorized Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

/s/ Ralston W. Steenrod
Ralston W. Steenrod

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto)with respect to the shares of common stock of the Company and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of April 27, 2018.

CHRYSALIS VENTURES II, L.P.

By:	Chrysalis Partners II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
Name:	David A. Jones, Jr.
Title:	Authorized Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
Name:	David A. Jones, Jr.
Title:	Authorized Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

/s/ Ralston W. Steenrod
Ralston W. Steenrod